SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2005

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

January 20, 2005

Messrs. COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law and CONASEV Resolution for Material Events and Reserved Information and Other Communications number 107-2002-EF/94.10, as modified by CONASEV Resolution number 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event:

1. In a session held on January 19, 2005, Credicorp’s Board of Directors agreed to set the date for the Annual General Shareholder’s meeting for Thursday, March 31, 2005, at 3:00 pm, at the main offices of Banco de Credito del Peru, located at 156 Calle Centenario, Laderas de Melgarejo, in La Molina, Lima, Peru to attend to the following matters:

  The consideration and approval of the company’s Annual Report for the year ended on December 31, 2004;

  The consideration and approval of the company’s consolidated financial statements and External Auditors’ report for the year ended December 31, 2004;

  The consideration and approval of the partial amendment of the Company’s Bye-Laws, which include the replacement of Bye-Law 4.11, and deletion of Bye-Law 4.23;

  Election of the Board of Directors and determination of their remuneration;

  Approval of the company’s External Auditors for 2005, as proposed by Credicorp´s Audit Committee, and the authorization for the Board to agree upon their fees.

The Board has established that those shareholders who are officially registered as shareholders of the company on February 15, 2005 (“Record Date”) will be entitled to attend and vote in the above mentioned shareholder’s meeting.

In accordance with the company’s Bye-laws, if a quorum is not met in the first instance, the meeting will be postponed until the following week at the same place and time.

Please note that in Credicorp’s letter dated January 11, 2005, a request was made for exemption of the requirement to submit, as of this date, copy of the audited financial statements and of the annual report, according to the Regulation for Material Events and Reserved Information and Other Communications, given that our company is registered in Bermuda, and its shares are listed in the New York Stock Exchange (NYSE), and together with Bank of new York (BONY), which is Credicorp’s stock transfer agent, a Record Date is determined to attend and vote in the Annual General Shareholder’s meeting, with a long lead time, considering that a letter and PROXY material is to be sent to each shareholder approximately 30 days before the meeting.

The company’s 2004 Annual Report and the independent Auditors Report and Opinion will be approved by the Board prior to being considered at the Annual General Shareholders meeting, at which time said documents will be presented to the CONASEV in accordance with the regulations for Material Events and Reserved Information and Other Communications.

Sincerely,

/s/	Fernando Palao __________________ Fernando Palao Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2005

CREDICORP LTD.

By:	/S/ Guillermo Castillo
Guillermo Castillo Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.